SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Tenet Healthcare Corp.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The following tweets have been posted.]

IBT Cap Strategies  @TeamstersDC

In #sayonpay defense, Tenet touts option award w/ price target > 5% higher than stock price 2 days prior to grant https://www.sec.gov/Archives/edgar/data/70318/000119312517132623/d346183ddefa14a.htm … …$THC

[The link is to a supplemental filing (DEFA 14A) by the company on April 21, 2017 urging a "yes" vote on Item 2, the advisory vote on executive compensation.]

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IBT Cap Strategies  @TeamstersDC

#execpay worsens at Tenet Healthcare - #teamsters & proxy advisory firm ISS recommend against #sayonpay $THC https://teamster.org/news/2017/04/leading-proxy-advisory-firm-recommends-against-tenet-healthcares-ceo-pay

[The link is to a press release issued by the International Brotherhood of Teamsters on April 20, 2017, which is available through the link as shown above.]

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 IBT Cap Strategies  @TeamstersDC

Leading Proxy Advisory Firm Recommends Against Tenet Healthcare’s CEO Pay http://teamster.org/node/105083  #corpgov #execpay $THC #teamsters

[The link is to a press release issued by the International Brotherhood of Teamsters on April 20, 2017, which is available through the link as shown above.]